UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. __)*

Under the Securities Exchange Act of 1934

HELIX TCS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

42333M101

(CUSIP Number)

Nightstone Unlimited, Inc.

c/o Terence J. Ferraro

3101 North Federal Highway, Suite 400

Fort Lauderdale, Florida 33306

(800) 797-4711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42333M101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Nightstone Unlimited, Inc. 47-2526943
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,238,882
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,238,882

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,238,882
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% (1)
14.	Type of Reporting Person CO

1 Based on 30,357,448 shares of common stock, $0.001 par value per share, of Helix TCS, Inc. (the “Common Stock”) outstanding as of May 11, 2018 as reported by Helix TCS, Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2018 (“Form 10-Q”), and 38,184,985 additional shares of Common Stock outstanding as of June 1, 2018 as reported by the Issuer in its Current Report on Form 8-K, filed with the Commission on June 5, 2018 (“Form 8-K”).

CUSIP No. 42333M101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Terence J. Ferraro
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,430,306(1)
	8.	Shared Voting Power 9,238,882
	9.	Sole Dispositive Power 1,430,306(1)
	10.	Shared Dispositive Power 9,238,882

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,669,188(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)
14.	Type of Reporting Person IN

1 Includes 1,430,306 shares of Common Stock subject to options held by Terence J. Ferraro that vest within 60 days of June 22, 2018.

2 Based on 30,357,448 shares of shares of Common Stock outstanding as of May 11, 2018 as reported by Issuer in its Form 10-Q and 38,184,985 additional shares of Common Stock outstanding as of June 1, 2018 as reported by the Issuer in its Form 8-K.

CUSIP No. 42333M101

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock (each a “Share,” and collectively, the “Shares”) of Helix TCS, Inc., a Delaware corporation (the “Issuer” or “Company”). The Issuer’s principal executive office is located at 5300 DTC Parkway, Suite 300, Greenwood Village, Colorado 80111.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”) on behalf of Nightstone Unlimited, Inc. (“Nightstone”) and Terence J. Ferraro, a director of the Company (“Mr. Ferraro”, and collectively with Nightstone, the “Reporting Persons”).

(b) The business address of Nightstone and Mr. Ferraro is 3101 North Federal Highway, Suite 400, Fort Lauderdale, Florida 33306.

(c) Nightstone is a holding Company.

      The principal business of Mr. Ferraro is President and majority stockholder of Nightstone and a director of the Company.

(d) – (e) During the last five years, the Reporting Persons have not: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Nightstone is organized under the laws of the state of Florida and Mr. Ferraro is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons are filing this Schedule 13D as a result of entering into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, its wholly-owned subsidiary (the “MergerSub”), Bio-Tech Medical Software, Inc. (“BioTrackTHC”) and Mr. Ferraro, as the representative of the BioTrackTHC stockholders on March 8, 2018 (the “Merger”). Pursuant to the Merger Agreement, the MergerSub, subject to the satisfaction or waiver of specified conditions, merged with and into BioTrackTHC, with BioTrackTHC surviving the Merger. On June 1, 2018, the Company closed the Merger.

In connection with the transactions contemplated by the Merger Agreement, and in exchange for the shares of capital stock of BioTrackTHC held by Nightstone, Nightstone received as merger consideration 9,238,882 Shares, of which 498,067 Shares are being held in escrow and are subject to forfeiture during the eighteen-month period following the Merger to satisfy indemnification obligations of the Issuer, if any. Nightstone is majority owned by Mr. Ferraro and Mr. Ferraro is the President and sole director of Nightstone. Mr. Ferraro in connection with the transactions contemplated by the Merger Agreement, and in exchange for options to purchase shares of capital stock of BioTrackTHC, received options to purchase up to 1,430,306 Shares in the Merger.

For more information on the Merger and the Merger Agreement, see the Current Report on Form 8-K filed by the Issuer with the Commission on March 8, 2018, which is incorporated herein by reference. The Merger Agreement is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 5, 2018 and incorporated herein by reference.

CUSIP No. 42333M101

Item 4.	Purpose of Transaction.

The Reporting Persons acquired all of the Shares to which this Schedule 13D relates as specified in Item 3. The Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by the Reporting Persons.  The percentage used in this Schedule 13D is calculated based upon 30,357,448 Shares outstanding as of May 11, 2018 as reported in the Issuer’s Form 10-Q and 38,184,985 additional shares of Common Stock outstanding as of June 1, 2018, as reported by the Issuer in its Form 8-K.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) There have been no transactions in the Shares effected within the past sixty days by the Reporting Persons.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

(e) Not Applicable.

CUSIP No. 42333M101

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the transactions and the agreements set forth in Item 3 are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 7.01 –	Joint Filing Agreement
Exhibit 7.02 –	Merger Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K as filed with the Commission on June 5, 2018).

CUSIP No. 42333M101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2018

NIGHTSTONE UNLIMITED, INC.

By:	/s/ Terence J. Ferraro
Name:	Terence J. Ferraro
Title:	President

/s/ Terence J. Ferraro
Terence J. Ferraro